Mail Stop 4561

March 19, 2009

Ms. Maureen H. Beilman
Chief Financial Officer
Dimeco, Inc.
820 Church Street
Honesdale, PA 18431

      Re: Dimeco, Inc.
            Form 10-K for the Fiscal Year Ended December 31, 2007
            File No. 000-49639

Dear Ms. Beilman:

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

Sincerely,

Amit Pande
Accounting Branch Chief